FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Glaser             Gregg               S.
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   (Last)            (First)            (Middle)

   980 North Federal Highway, Suite 210
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                     (Street)

   Boca Raton            Florida        33432
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   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

     JWGenesis Financial Corp.  (JWG)

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

   ---------------

_______________________________________________________________________________
4. Statement for Month/Year

   October 1998

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [X] Director
   [x] Officer (give title below)
   [ ] Other (specify below)

       Executive Vice President and Treasurer
   ---------------------------------------------------------

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  ----------- ------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------
Option to  $10.50     10-13-98  A    V    60,000 (A)    10-13-98 06-16-08 Common  20,000   $10.50   71,250      D
buy                                                     <F1>              Stock
common
stock

<F1>  The options to buy common stock become exercisable through
      June 16, 2008 as follows:  20,000 on October 13, 1998;
      20,000 on June 16, 1999; and 20,000 on June 16, 2000.

Explanation of Responses:

-----------------------------------------------------

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               /s/ Gregg S. Glaser                           11/9/98
              ----------------------------------------     --------------
              Gregg S. Glaser
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).